AD 8/18

Rec'd 8/1/06

BB 8/17 *

06009478

SEC ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/04 AND ENDING 11/20/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POPULAR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 MUNOZ RIVERA AVENUE, POPULAR CENTER, SUITE 1020
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00918-1075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BEATRIZ CASTELLVI (787) 766-4188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS
(Name – *if individual, state last, first, middle name*)

254 MUNOZ RIVERA AVENUE, (Address) SAN JUAN, (City) PUERTO RICO (State) 00918 (Zip Code)

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PricewaterhouseCoopers

Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)

Statement of Financial Condition

November 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey, PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors of
Popular Securities, Inc.

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at November 30, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this Statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2092379 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
For the Year Ended November 30, 2005

(dollars in thousands, except share data)

Assets		
Cash	$	226
Securities purchased under agreements to resell		645,970
Securities owned, at fair value		
Pledged securities with creditors' rights to repledge		128,675
Other securities owned		53,232
Held in segregation		549
Receivables from broker-dealers and counterparties		11,850
Accrued interest receivable		4,727
Fixed assets, net of accumulated depreciation and amortization of $1,423		2,534
Deferred tax asset, net		1,908
Other assets		2,557
Total assets	$	852,228
Liabilities and Stockholder's Equity		
Bank overdraft	$	1,531
Securities sold under agreements to repurchase		719,577
Payables to broker-dealers and counterparties		44,619
Accrued interest payable		3,879
Accounts payable to affiliates		769
Accrued employee compensation and benefits		2,522
Deferred compensation		4,423
Subordinated borrowings		10,000
Other liabilities		2,674
Total liabilities		789,994
Commitments (Note 13)		
Stockholder's equity		62,234
Total liabilities and stockholder's equity	$	852,228

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands, except share data)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico with branches in New York City, Chicago and Texas, and is a wholly-owned subsidiary of Popular, Inc.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition
Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned
Securities owned are valued at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, forward, future and option contracts, if any, are reflected in stockholder's equity.

Securities Purchased/Sold Under Agreements to Resell/Repurchase
Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements.

(dollars in thousands, except share data)

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Receivables and Payables to Broker-Dealers and Counterparties
At November 30, 2005, receivables and payables to broker dealers and counterparties Accounts receivable and payable to broker-dealers and counterparties consist of the following:

Receivables		
Net unsettled transactions	$	6,607
Clearing broker		2,700
Cash pledged as collateral with counterparty		1,641
Investment banking fees		269
Other		633
	$	11,850

Payables		
Notes payable under Tender Option Bond Program	$	44,244
Other		375
	$	44,619

Under the Tender Option Bond Program (TOB), the Company is selling bonds to a non-related financial institution for the purpose of having them placed into a trust, which issues two types of certificates, variable rate notes with a put (PUTTERs) and residual certificates (DRIVERs). The Company also purchased all the DRIVERs. Cash flows from the underlying bonds in the trust are divided between the PUTTERs and the DRIVERs. In accordance with the terms of the program the holders of the DRIVERs, may at any time, demand tender of a proportional stated amount of PUTTERs. In accordance with FAS No. 140, a transfer of financial assets shall not be accounted for as a sale if the transferor of the financial instruments maintains effective control over the transferred assets through the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. Given that the DRIVERs holder has the ability to unwind the securitization, in accordance with FAS 140 par. 9c the transaction fails sale accounting treatment. As such, the Company is recording on its financial statements the municipal bonds and a liability equal to the notes payable to third parties included on the statement of condition as securities owned and payables to broker-dealers and counterparties, respectively.

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(dollars in thousands, except share data)

Income Taxes
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Employee Compensation and Benefits
Popular, Inc. the parent company of the Company, manages the payroll process for the Company. Payroll is allocated based on actual hours worked for nonexempt employees and on contracts signed for exempt employees.

2. Securities Owned

Securities owned, at fair value, as of November 30, 2005 were as follows:

State and municipal governments	$	92,883
Mortgage-backed securities		64,157
Corporate and other securities		22,232
United States Government and its agencies		3,184
	$	182,456

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained approximately $25 million of such certificates including a residual interest certificate (interest only). Such residual interests are accounted for at fair value and included in the "Mortgage-backed securities" caption above. Cash flows received on the residual retained interest were approximately $1,266 for the year ended November 30, 2005.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows, and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

(dollars in thousands, except share data)

Fair value of residual retained interest	$	2,964
Weighted-average life (in years)		4.20
Prepayment speed assumption (annual rate)		13.00%
Impact on fair value of 10% adverse change	$	(61)
Impact on fair value of 20% adverse change	$	(286)
Discount rate (annual)		14.06%
Impact on fair value of 10% adverse change	$	(39)
Impact on fair value of 20% adverse change	$	(118)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments, which might magnify or counteract the sensitivities.

3. Securities Owned Held in Segregation

U.S. Treasury Bills with a market value of $549 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of November 30, 2005 was as follows:

Repledged	$	624,871
Not repledged		62,355
	$	687,226

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

(dollars in thousands, except share data)

5. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of November 30, 2005.

Securities sold under agreements to repurchase	$	719,577
Maximum aggregate balance outstanding at any month-end	$	859,229
Average monthly aggregate balance outstanding	$	787,918
Weighted average interest rate:		
At November 30, 2005		4.73%
For the year		4.19%

6. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on April 1, 2007. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR (4.42% at November 30, 2005) plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. At November 30, 2005, the Company has borrowings outstanding under this agreement amounting to $10,000.

The movement of subordinated borrowings for the year ended November 30, 2005 was as follows:

Balance at December 1, 2004	$	20,000
Issuance of subordinated borrowing		-
Payment of subordinated borrowings		(10,000)
Balance at November 30, 2005	$	10,000

The Statement of Financial Condition included $40 of accrued interest payable related to this borrowing.

7. Deferred Compensation

The Company sponsors three different non-qualified deferred compensation plans (the "Plans") for a select group of employees of its institutional division ("Plans A and B") and retail division ("Plan C") to defer their incentive bonuses.

Plan A
Under the deferred compensation plan for the institutional division employees, participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year

(dollars in thousands, except share data)

following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed.

Total amount deferred related to this plan included in deferred compensation as of November 30, 2005 amounted to $1,251.

Total liability under this plan not deferred, included in accrued employee compensation and benefits, amounted to $1,075.

On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under Plan A, if so elected by the participant. The Trust's assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to Plan A participants at such times as specified above.

The principal balance held by the Trust and any realized and unrealized appreciation are exclusively for the benefit of Plan A's participants.

As of November 30, 2005, the Trust had 95,699 shares of common stock of Popular, Inc. These shares are carried at cost, as treasury stock in the Statement of Financial Condition.

Plan B

The Company's institutional division also offers a Voluntary Deferred Compensation Plan under which the employees defer a portion of their incentive performance bonus (IPB) payable based on the employee's years of service to the Company subject to approval of the Board of Directors. Each employee may voluntarily participate in the Plan if his total compensation, during a fiscal year of the Company, is at least $150. In any given year, twenty percent (20%) of a participant's IPB is available for voluntary deferral and credited to such participant's account. Amounts deferred and interest credited to each participant's account in any given year shall generally be payable on or before January 31, of the 5th fiscal year following the fiscal year for which such amounts were contributed or in the event of the death or disability of a participant. In the event of retirement, plan participants will continue to have all rights and obligations under the Plan until all deferred amounts have been paid out.

As of November 30, 2005, the total plan liability included in deferred compensation in the Statement of Financial Condition amounted to $1,280.

Plan C

Under the deferred compensation plan for the retail division employees, the participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period as determined by the Board of Directors of the Company for each year. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by Plan C.

Total plan liability as of November 30, 2005 amounted to $1,385 included as deferred compensation in the Statement of Financial Condition.

(dollars in thousands, except share data)

8. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

9. Income Taxes

Temporary differences which give rise to the deferred tax asset at November 30, 2005, are as follows:

Deferred tax asset		
Deferred compensation	$	1,933
Other		(25)
Net deferred tax asset	$	1,908

10. Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at market or estimated fair value or at carrying values that approximate fair values, because of their short-term nature, except repurchase and resale agreements with long-term maturities (in excess of one year). The carrying values and estimated fair values of these financial instruments are November 30, 2005 are as follows:

	Assets (Liabilities)	
	Carrying Amount	**Fair Value**
Resale agreements	$ 366,200	$ 371,600
Repurchase agreements	$ (366,200)	(370,170)

Fair values for financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows. The fair value of the subordinated borrowings is close to the carrying value due to their short-term repricing period of three months.

Transactions involving financial instruments sold, not yet purchased, entail an obligation to purchase a financial instrument at a future date. The Company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

(dollars in thousands, except share data)

11. Derivatives

Derivative contracts are financial instruments, such as future, forward, swap or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management. Gains and losses on derivatives used for trading purposes are generally included as "trading gain or loss" in the Statement of Income.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

As of November 30, 2005, the Company had six interest rate swap contracts outstanding with aggregated notional amounts of $69,477 two of them maturing on March 30, 2008. Market value changes on these swaps are recognized in the Statement of Income in the period that such changes occur. Included in the Statement of Financial Condition as securities and other liabilities are a derivative asset of $1,466 and a derivative liability of $629 related to the fair value of the aforementioned interest rate swaps.

The Company has entered into a forward purchase contract of mortgage-backed securities with a related party. The gross notional amounts of these forward commitments to purchase as of November 30, 2005 amounted to $16,595. The fair value of these derivative financial instruments was $0 at November 30, 2005.

(dollars in thousands, except share data)

The following table summarizes the activity in derivatives transactions, options and futures, as of November 30, 2005:

	Notional Amount		Fair Value	
	Assets	Liabilities	Assets	Liabilities
Put option contracts	$ 35,000	$ 12,500	$ 138	$ 24
Futures contracts	-	11,500	17	-
	$ 35,000	$ 24,000	$ 155	$ 24

12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

At November 30, 2005, the Company had 78% of its repurchase agreements with an unrelated financial institution.

13. Commitments and Contingent Liabilities

At November 30, 2005, the Company has obligations under a number of noncancelable leases, for office space which required rental payments as follows:

	Minimum Payments	
Year	Affiliates	Other
2006	$ 888	65
2007	678	67
2008	689	45
2009	720	27
2010 and thereafter	1,136	9
	$ 4,111	213

Certain agreements are subject to periodic escalation charges for increases in real estate taxes and other occupancy charges.

At November 30, 2005 the Company has "when-issued" commitments to purchase municipal bonds maturing during December 2005 amounting to $1,577.

(dollars in thousands, except share data)

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although those might be material to operating result for any particular period, depending, in part, upon operating results for that period.

14. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

15. Guarantees

Under the terms of the clearance agreements with NFS, the clearing broker have the right to charges us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition and operating results. The Company is unable to develop an estimate of the maximum assumptions under these agreements and the probable exposures, however, the exposure at November 30, 2005 was immaterial.

16. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition at November 30, 2005, included $91,200 in resale agreements with affiliates and $560 in related accrued interest receivable.

17. Stock Option Plan

The Company, Inc. participates in Popular, Inc.'s stock option plan, which permits the granting of incentive awards in the form of qualified stock options, incentive stock options, or non-statutory stock options of Popular, Inc. This plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions. The maximum option term is generally ten years from the date of grant.

Popular, Inc. uses the fair value method of recording stock options as described in Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". All future

(dollars in thousands, except share data)

stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted.

18. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At November 30, 2005, the Company's net capital of $27,591 was $27,282 in excess of required net capital of $309. The Company's ratio of debt to equity was 14%, which is below the maximum requirement specified by the Rule.

19. Subsequent Events

Subsequent to year end, the Company has requested permission to the NASD to declare a cash dividend amounting to $6,282. No response has been received from the NASD to this request.